Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-06850, 333-11384, 333-12326, 333-13494, 333-105348, 333-108869 and 333-137364) pertaining to the 1997 Director Share Option Scheme, the 1999 Employee Stock Purchase Plan, the 1997 Share Option Scheme, as amended and the 2006 Share Incentive Plan of IONA Technologies PLC, the 1997 Stock Option Plan of Genesis Development Corporation and the 1999 Stock Option Plan of Netfish Technologies, Inc., of our report dated March 14, 2008, with respect to the Consolidated Financial Statements of IONA Technologies PLC and the effectiveness of internal control over financial reporting of IONA Technologies PLC included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

Ernst & Young
Dublin, Ireland

March 14, 2008